October 7, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Mumford and Geoff Kruczek

Re:	CombiMatrix Corporation (the “Company”)
Registration Statement on Form S-3
Filed August 17, 2011
File No. 333-176372

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-3 (the “Form S-3”) filed by CombiMatrix Corporation (the “Company”), we hereby supplementally confirm that we concur with the understanding of the Staff of the U.S. Securities and Exchange Commission that the reference and limitation to “Delaware General Corporation Law” set forth in Exhibit 5.1 to the Form S-3 includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Very truly yours,

/s/ DORSEY & WHITNEY LLP

cc:                                 Scott R. Burell